Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

July 10, 2019

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc. AB Intermediate Bond Portfolio Post-Effective Amendment No. 191 File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on May 13, 2019 (the “Post-Effective Amendment”), on Form N-1A for AB Intermediate Bond Portfolio (to be renamed AB Total Return Bond Portfolio) (the “Fund”), a series of AB Bond Fund, Inc. (“Registrant”). You provided the Staff’s comments to me by telephone on June 28, 2019.

The Staff’s comments and Registrant’s responses thereto are discussed below. The changes referenced in the responses will be reflected in a post-effective amendment filed pursuant to Rule 485(b) of the Securities Act of 1933.

General

Comment 1:	Please ensure that the new name of the Fund will be reflected in the series and class identifier information on EDGAR.

Response:	The Registrant confirms that the next post-effective amendment for the Fund will update the series and class identifier information on EDGAR to reflect the new name the Fund will adopt.

Prospectus

Summary Information

Comment 2:	Disclosure for the contractual fee waiver in footnote (d) of the expense table references a January 31, 2020 expiration date. The contractual fee waiver must be effective for a period of at least one year from the effective date of the Prospectus filed in the Post-Effective Amendment. Please change the expiration date and update the expense example accordingly.

Response:	While the Registrant does not necessarily believe that updating the expiration date of the contractual fee waiver to reflect a date at least a full year from the effective date of the Post-Effective Amendment is required in this instance, the Fund’s investment adviser (the “Adviser”) nonetheless has agreed to extend the duration of the fee waiver until July 12, 2020. The Prospectus will be revised accordingly.

Comment 3:	For the fee waiver/expense reimbursement arrangement described in footnote (d) of the expense table, confirm that only the Board of Directors (the “Board”) may terminate the arrangement.

Response:	Registrant confirms that only the Board may terminate the Fund’s fee waiver/expense reimbursement arrangement prior to its expiration date.

Comment 4:	Based on the disclosure in the Prospectus, it appears that the Fund may invest significantly in below investment grade bonds. Given the liquidity profile of these investments, please explain how the Fund determines that its investment strategy is appropriate under Rule 22e-4 of the Investment Company Act of 1940, as amended (the “1940 Act”). In responding to this comment, please consider pages 154 and 155 of the adopting release for Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (October 13, 2016).

Response:	As stated in the Prospectus, the Fund limits its investments in illiquid securities to 15% of its net assets in accordance with the requirements of the 1940 Act. As a general matter, the Registrant believes that below investment grade bonds do not present an inherently high degree of liquidity risk. In addition, the Adviser, as administrator of the Fund’s Liquidity Program, regularly monitors the Fund’s liquidity consistent with the Liquidity Program. Based on its recent assessment, the Fund’s holdings of below investment grade bonds are appropriately characterized under the Liquidity Program on a security-by-security basis and are not necessarily classified as “illiquid investments.”

Comment 5:	Disclose the Fund’s method for determining how a country is determined to be an emerging market country.

Response:	The section “Additional Information About the Fund’s Risks and Investments – Additional Risk and Other Considerations – Foreign (Non-U.S.) Securities” discloses how the Adviser determines emerging market countries, which includes reference to classifications by the World Bank. Registrant notes that investment in emerging market countries is not referenced in the Fund’s 80% investment policy or any other investment policy that includes a percentage limitation and believes that additional disclosure on such investment by the Fund is more appropriately discussed outside of the Fund Summary.

Comment 6:	Review disclosures for the Fund to ensure appropriate risks are disclosed. The Staff notes, for example, that references under “Principal Strategies” to inflation-indexed securities, structured securities, and variable, floating and inverse floating rate instruments do not have corresponding risk disclosures under “Principal Risks.”

Response:	Registrant has reviewed the risk disclosures for the Fund and believes that the risks of these investments and other investments are appropriately reflected under “Principal Risks” and “Additional Information about the Fund’s Risks and Investments” in the Prospectus. Nonetheless, certain changes to the disclosure under “Principal Strategies” and “Principal Risks” have been made in response to this comment.

Comment 7:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

Comment 8:	With respect to the disclosure for “Duration Risk” under “Principal Risks,” consider including an example as to how the concept of duration works.

Response:	Registrant believes that the disclosure for “Duration Risk” under “Principal Risks” sufficiently explains the concept of duration, including how duration works. The Registrant does not believe a specific example is necessary because the Fund is not managed based on criteria related to the Fund’s duration.

Comment 9:	In the performance table under “Bar Chart and Performance Information,” the disclosure under the double asterisk footnote indicates that performance for Class Z shares for the period prior to class inception represents Class A performance that has been adjusted to reflect expense differences between Class A and Class Z. Class Z is a cheaper share class than Class A. The footnote should be deleted and actual Class Z performance should be shown, or if pre-inception performance is shown based on Class A performance, the performance should not be adjusted. See Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (pub. avail. February 28, 1997).

Response:	Registrant has a longstanding practice of adjusting the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class, whether such adjustment results in higher or lower performance. Registrant believes this approach is consistent and appropriate, as the adjusted performance of Class A shares of the Fund reflects fees and expenses that would have been paid or otherwise borne by Class Z investors in the period prior to Class Z inception. Registrant notes that Class A returns are disclosed with equal prominence in the same performance table. Furthermore, the footnote disclosure clearly indicates that the pre-inception performance for Class Z reflects Class A performance that has been adjusted to account for differences in expenses.

We understand that in February 1999 the presentation of multiple class performance data in the prospectuses for other AB Funds was reviewed by the Staff. In this regard, the presentation reviewed used the performance of a fund’s oldest class for the other classes, adjusted for expenses, for the periods in which the other classes did not exist. Since that time, the standard practice of the AB Funds has been to present performance of a new class using the historical performance of the oldest existing class, adjusted for expenses.

In addition, Registrant notes there are other fund complexes that follow a similar approach in adopting the performance of a prior existing class. Registrant further notes that some other registrants have indicated their intention to continue using this approach, in response to Staff comments on the presentation of multiple class performance, in certain cases citing conversations with the Staff on this issue around the same time of the Staff’s review of AB Funds’ multiple class performance presentation referenced above.

Comment 10:	Provide the year-to-date return information for the Fund in a footnote to the bar chart, in accordance with Form N-1A, Item 4(b)(2)(ii).

Response:	Registrant believes that the current presentation of the year-to-date return information in narrative format, immediately preceding the bar chart, is consistent with the requirements of Item 4(b)(2) of Form N-1A. The Prospectus will not be revised in response to this comment.

Comment 11:	Under “Portfolio Managers,” please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio.

Response:	The Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would be inconsistent with disclosures for other AB mutual funds. The Prospectus will not be revised in response to this comment.

Comment 12:	For the length of service of a portfolio manager associated with a fund or adviser, consider disclosing the month along with the year.

Response:	The Registrant believes the current disclosure regarding each portfolio manager’s length of service is consistent with the requirements of Item 5(b) of Form N-1A, and has not revised the disclosure in response to this comment.

Management of the Fund

Comment 13:	Under “Management of the Fund,” the management fee paid to the Adviser during the last fiscal year is accompanied by parenthetical disclosure indicating that the fee is “net of any waivers and/or reimbursements.” This parenthetical disclosure does not appear to be applicable, because the management fee paid during the last fiscal year as disclosed is the same as the contractual management fee. The parenthetical disclosure is potentially confusing and should be deleted.

Response:	The parenthetical disclosure is applicable and will remain. Registrant will correct the disclosed amount of the management fee paid to the Adviser during the last fiscal year, which will reflect waivers and/or reimbursements in the last fiscal year.

Statement of Additional Information

Comment 14:	Under “Purchase of Shares – Alternative Purchase Arrangements – Class A, B and C Shares,” the fourth paragraph refers to a four-year period during which the Fund’s Class B shares are subject to a contingent deferred sales charge, but Prospectus disclosure indicates a three-year period. The disclosure should be reviewed for accuracy.

Response:	The SAI will be revised in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Eric C. Freed, Esq.
Paul M. Miller, Esq.